October 29, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Jan Woo

Re:

 Marathon Patent Group, Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2014 Filed August 14, 2014

File No. 001-36555

Dear Messrs. Gilmore and Edgar:

Marathon Patent Group, Inc. (the “Company”) hereby submits a response to the comment by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated October 29, 2014 (the “Comment Letter”), addressed to the undersigned, with respect to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014, file number 001-36555 (“Form 10-Q”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comment. The response to the Staff’s comment is numbered to relate to the corresponding comment in the Comment Letter.

Form 10-Q for the Quarterly Period Ended June 30, 2014

Item 1. Financial Statements

Consolidated Statements of Operations. page 3

1.

We note your response to prior comment 1. We continue to believe that the nature of patent amortization expense represents a cost of revenue. In this regard, we note that several companies in the industry, including some of the companies included your analysis of peer companies, properly reflect such expense as a cost of revenue, which is dissimilar to your presentation. Additionally, we also note that several of the companies included in your analysis that do not present such costs as a cost of revenue have income statement presentations that are not similar to your presentation. Please revise your presentation to classify patent amortization expense as a cost of revenue or tell us why such classification is not necessary.

Response:

The Company believes that the guidance in SAB Topic 11B allows the Company to parenthetically disclose in the cost of revenue line item, that the cost of revenues is exclusive of patent amortization expenses.  Accordingly, the Company hereby undertakes, in accordance with such guidance, to include in its income statement parenthetical disclosure in the cost of revenue line item, that the cost of revenues is exclusive of patent amortization expenses, commencing with its Quarterly Report on Form 10-Q for the period ending September 30, 2014.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Name: Francis Knuettel II
Title: Chief Financial Officer